SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                FORM U-6B-2
                        Certificate of Notification

       Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, Paragraph 36,652] or U-47 [Reg.
Section 250.47, Paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by:   Niagara Energy Trading Inc.

       This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg.
Section 250.48, Paragraph 36,621].

 1. Type of the security or securities: promissory note; specifically, a draw on a Line of Credit Agreement evidenced by a master note [part of a transaction which involves the repetitive issue of securities, requiring a quarterly report per the second sentence of Rule 52(c)].

 2.  Issue, renewal or guaranty:  issue.

 3.  Principal amount of each security:  $800,000.

 4.  Rate of interest per annum of each security:  floating; starts at 5.90%.

 5.  Date of issue, renewal or guaranty of each security:  12/30/97.

 6.  If renewal of security, give date of original issue:  N/A.

 7.  Date of maturity of each security:  1/29/98.

 8. Name of the person to whom each security was issued, renewed or guaranteed: National Fuel Gas Company.

 9.  Collateral given with each security, if any:  none.

10.  Consideration received for each security:  $800,000.

11. Application of proceeds of each security: working capital [purchase of natural gas and transportation/storage services].

12. Indicate by a check after the application statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
     a.  the provisions contained in the first sentence of Section 6(b),
     b.  the provisions contained in the fourth sentence of Section 6(b),
     c. the provisions contained in any rule of the Commission other than Rule U-48: Rule 52. [check]

13.  If the security or securities were exempt from the provisions of
Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then
outstanding:   N/A.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security
or securities herein described have been issued:   N/A.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg.
Section 250.48, Paragraph 36,621] designate the rule under which exemption
is claimed:   Rule 52 [ Reg. Section 250.52, Paragraph 36,624].

                                 NIAGARA ENERGY TRADING INC.


                                 By: /s/ William M. Petmecky
                                      William M. Petmecky
                                           Secretary
Date:  January 23, 1998